FOLEY FOLEY & LARDNER LLP	February 15, 2007	ATTORNEYS AT LAW 100 NORTH TAMPA STREET, SUITE 2700 TAMPA, FL 33602-5810 P.O. BOX 3391 TAMPA, FL 33601-3391 813.229.2300 TEL 813.221.4210 FAX www.foley.com CLIENT/MATTER NUMBER 055198-0101

Mr. Perry Hindin, Special Counsel

Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549

Mail Stop 6010

Re:	Veri-Tek International Corp.

Registration Statement on Form S-3 and

Documents Incorporated by Reference Therein

Filed December 21, 2006

File No. 333-139576

Dear Mr. Hindin:

On behalf of Veri-Tek International, Corp. (the “Company”), we are transmitting herewith Amendment No. 1 (“Amendment No. 1”) to the Form S-3 Registration Statement filed by the Company on December 21, 2006 (the “Resale Registration Statement”). The following are the Company’s responses to the Staff’s letter of January 17, 2007 containing the Staff’s comments regarding the Resale Registration Statement. For your convenience, the full text of each of the Staff’s comments is set forth below, and the Company’s response to each comment directly follows the applicable text.

General

1.	We note that on December 4, 2006 you filed a current report on Form 8-K announcing the completion of your acquisition of all of the assets of Liftking Industries, Inc. Please provide all required financial information prior to requesting acceleration of the effective date of your registration statement. Refer to Instruction to Item 9.01 of Form 8-K. If you believe that any financial information may be omitted due to the significance of the transaction or otherwise, please provide us detailed calculations supporting your conclusions. Please note that at the time the report of the independent auditors is filed, you should file the consent of the independent auditors to the incorporation by reference of their report into your registration statement.

BOSTON BRUSSELS CHICAGO DETROIT JACKSONVILLE	LOS ANGELES MADISON MILWAUKEE NEW YORK ORLANDO	SACRAMENTO SAN DIEGO SAN DIEGO/DEL MAR SAN FRANCISCO SILICON VALLEY	TALLAHASSEE TAMPA TOKYO WASHINGTON, D.C.

FOLEY

FOLEY & LARDNER LLP

Mr. Perry Hindin

February 15, 2007

Response:

Since the time the Company filed its current report on Form 8-K reporting the acquisition of certain assets of Liftking Industries, Inc., it has received the audited financial statements of Liftking for its fiscal year ended July 31, 2006. The Company measured the significance of the Liftking acquisition under Regulation S-X 3-05 by comparing Liftking’s most recent pre-acquisition audited annual statements and the Company’s pro forma financial statements for its fiscal year ended December 31, 2005, which reflect the Company’s acquisition of the membership interests of Quantum Value Management, LLC. The Company filed the required financial statements of Quantum Value Management, LLC and related pro forma financial statements of the Company with the Commission on Form 8-K on September 19, 2006. The Liftking acquisition did not exceed the 20% significance level with respect to the Company, as reflected in the detailed calculations on Exhibit I hereto. Accordingly, the Company filed a report on Form 8-K/A on February 13, 2007 to reflect the foregoing.

Exhibit 23.1 Consent of Freedman & Goldberg CPAs. P.C. page E-2

2.	We note the following from your independent auditors’ consent:

•

Your independent auditors have consented to the use of their audit report dated March 31, 2006. However, the independent audit report contained in your December 31, 2005 Form 10-K is dated March 13, 2006.

•

Your independent auditors have consented to the use of their audit report on your financial statements for the year ended December 31, 2005. However, the independent audit report contained in your December 31, 2005 Form 10-K refers to financial statements as of and for-the two years ended December 31, 2005.

Please provide a currently dated and signed consent of your independent accountants with the filing of your next amendment that addresses the items above.

Response:

A revised auditors’ consent is included in Amendment No. 1 to the Resale Registration Statement, which is being filed by the Company herewith.

3.	We note the report of independent auditors included in Amendment No. 1 to your current report on Form 8-K/A filed on September 19, 2006 which has been incorporated by reference into your registration statement. Please file as an exhibit to your registration statement the consent of the independent auditors to the incorporation by reference of their report into your registration statement.

FOLEY

FOLEY & LARDNER LLP

Mr. Perry Hindin

February 15, 2007

Response:

The required auditor’s consent is included with Amendment No. 1 to the Resale Registration Statement.

Form 10-K for the Year Ended December 31, 2005

General

4.	Please revise your filing include the quarterly selected data required by Item 302 of Regulation S-K.

Response:

Attached as Exhibit II is a draft of the Company’s quarterly selected data required by Item 302 of Regulation S-K, which the Company intends to file with the Commission on Form 10-K/A for its fiscal year ended December 31, 2005, as soon as it has addressed all comments related to such 10-K filing to the Staff’s satisfaction.

Item 8.	Financial Statements and Supplementary Data, page 30

5.	Please revise your filing to include your audited statement of operations and statement of cash flows for the year ended December 31, 2003 and the associated audit report(s). Refer to Rule 3-02(a) of Regulation S-X.

Response:

Attached as Exhibit III is a draft of the Company’s audited statement of operations and cash flows for its fiscal year ended December 31, 2003 and the associated audit report, which the Company intends to file with the Commission on Form 10-K/A for its fiscal year ended December 31, 2005, as soon as the Company has addressed all comments related to such 10-K filing to the Staff’s satisfaction. Please note that the information for 2003 is shown in two parts. The periods from January 1, 2003 to October 31, 2003 and November 1, 2003 to December 31, 2003 are shown separately. The first period represents the operations of the predecessor company and the second period represents the operations of the successor company. The auditors have issued separate audit opinions for each of the two periods.

Report of Independent Registered Public Accountant. page 31

FOLEY

FOLEY & LARDNER LLP

Mr. Perry Hindin

February 15, 2007

6.	We note your independent auditors did not render an opinion that your financial statements were presented fairly, in all material respects, in conformity with US GAAP. Please have your independent auditors revise its report to state, if true, that your financial statements are presented fairly in all material respects in conformity with US GAAP. Refer to Public Company Accounting Oversight Board Auditing Standard No. 1.

Response:

The auditors have revised their opinion to indicate that the financial statements are in conformity with accounting principles generally accepted in the United States of America. A draft of the revised report is attached hereto as Exhibit III, which the Company intends to file with the Commission on Form 10-K/A for its fiscal year ended December 31, 2005, as soon as the Company has addressed all comments related to such 10-K filing to the Staff’s satisfaction.

7.	Further to the above, we note that the fourth paragraph contained in your independent auditors’ report refers to supplemental information that was included on pages 14 and 15. However, it appears that this information is located on pages 47 and 48. Please have your independent auditors revise its report to accurately reference the page numbers that your supplemental information is located on within your filing.

Response:

The auditors have revised their opinion to show that the supplemental information is located on pages 47 and 48. A draft of the revised report is attached hereto as Exhibit III.

Statement of Operations, page 33

8.	We note on page 48 that you have classified $168,582 and $1,565,000 of unrealized losses in excess of your billings for fiscal year 2005 and 2004, respectively, within selling, general, and administrative expenses. Please tell us why you believe it is appropriate to record these costs as selling, general and administrative costs rather than as cost of sales. Tell us how you have considered the guidance in paragraphs 85-89 of SOP 81-1.

Response:

When the Company filed its 2005 10-K, it classified $168,582 and $1,565,000 of unrealized losses in excess of billings as general and administrative expense. Paragraph 88 of SOP 81, provides that “unless the amount is material in amount or unusual or infrequent, the provision should be included in contract costs.”

FOLEY

FOLEY & LARDNER LLP

Mr. Perry Hindin

February 15, 2007

Typically, the unrealized losses would be the excess of anticipated total cost for the contract over the amount ultimately billable under the contract. The circumstances in this specific instance are unusual, as the expense represents a 100% valuation allowance against “cost in excess of billings.” In this case, the customer refused to take the delivery of the equipment as they claimed the equipment failed to meet specification. Although the Company is continuing to work to demonstrate that the equipment can meet specifications, it has not yet satisfied the customer. As such, the Company believes the reserve is more analogous to bad debt, and therefore, has included the loss in general and administrative expense.

Notes to the Financial Statements. 36

Note A. Nature of Operations and Summary of Significant Accounting Policies, page 36

9.	Please revise your notes to the financial statements to provide the entity-wide disclosures required by paragraphs 36-39 of SFAS 131.

Response:

The Company has revised Note Q to include the information required by paragraphs 36-39 of SFAS 131. Specifically, Note Q includes sales by country for the years 2003, 2004 and 2005. Note I also includes individual percentages for each customer who had sales of 10% or more of total revenues in the years 2003, 2004 or 2005.

The Company also revised the “Geographic Information” note on page 10 of its 10-K for fiscal 2005. The Company revised that note to refer to its revenues from sales outside the United States rather than revenues derived from its “operations” outside the United States, as the Company is domiciled in the United States and does not have operations outside the United States. Geographic disclosure of the Company’s revenues is based on where the equipment is installed.

Finally, the Company corrected Note A. Nature of Operations and Summary of Significant Accounting Policies, Item 7, for the Company’s fiscal year ended December 31, 2004. The note previously indicated that “two customers accounted for 63% of revenues”. The Company revised the note to read “three customers accounted for 77% of the revenues.”

A draft of the Company’s proposed revisions to Note I and Note A are attached hereto as Exhibit IV.

-(8) Inventory, page 37

FOLEY

FOLEY & LARDNER LLP

Mr. Perry Hindin

February 15, 2007

10.	We note here and on page 43 that you have capitalized inventory that includes various machines developed for demonstration equipment. Please revise your filing to address the following:

•	The nature of the demonstration systems and your accounting policies related to the systems;

•	The amount of demonstration equipment included with inventory and plant, property, and equipment as of December 31, 2005 and 2004;

•	The basis at which transfer your equipment from inventory to plant, property, and equipment;

•	The contractual terms through which you loan the systems, including the typical term of the loan, any associated requirements that the borrower purchase any disposable products or services; and

•	Describe how you record amortization expense, how it is reflected in the financial statements and why you believe the classification is appropriate.

Response:

The Company has revised Note A, Item 8 and Note C to address the Staff’s comment above. The Company believes that the issues raised in the fourth bullet point above are not applicable, as the Company does not loan its equipment. Therefore, the issues described in the fourth bullet point above are not specifically addressed in the Company’s revised disclosure. A draft of the Company’s proposed revisions to Item 8 of Note A and Note C are attached hereto as Exhibit V.

-(11) Research and Development Expenses, page 37

11.	You state that amounts payable to third parties are recorded at the earlier of milestone achievement or when payments become contractually due. Please revise the filing to clarify how this policy complies with paragraph 12 of SFAS 2.

Response:

The Company’s practice is to expense research and development as it is incurred as required by paragraph 12 of SFAS 2. The Company has revised its disclosure to clarify that research and development is being expensed as incurred. A draft of the Company’s proposed revisions to Item 11 of Note A is attached hereto as Exhibit VI.

-(16) Computation of Earnings Per Share, page 38

12.

We note from your disclosures here and on page 27 that your fully diluted loss per share includes the impact of the potential conversion of your subordinated convertible debt to common stock as a result of your adoption of EITF 04-08. In light of the fact that the

FOLEY

FOLEY & LARDNER LLP

Mr. Perry Hindin

February 15, 2007

effect of including these shares is antidilutive, please revise to exclude the shares in the computation of your diluted net loss per share. Refer to paragraph 16 of SFAS 128 and paragraph 4 of EITF 04-08.

Response:

To address the Staff’s comment, the Company has revised its earnings per share calculations to exclude the impact of potential conversion of its subordinated convertible debt, as including these shares is antidilutive as the Company has a net loss. A draft of the Company’s proposed revisions to its earnings per share calculation is attached hereto as Exhibit VII.

The Company also intends to similarly revise its diluted earning per share calculation for the nine months ended September 30, 2005 and corresponding disclosures in its September 30, 2006 10-Q. A draft of the Company’s proposed revisions to its earnings per share calculations for such periods is attached hereto as Exhibit VII.

13.	Further to the above, please revise your filing to disclose any anti-dilutive securities that could potentially dilute basic EPS in the future that were not included in the computation of diluted EPS because to do so would have been anti-dilutive for the periods presented. Refer to the guidance in paragraph 40(c) of SFAS 128.

Response:

The Company intends to add the following sentence to all disclosures that make reference to exclusion of subordinated convertible debt, including those that originally appeared on pages 27 and 38 of its 2005 10-K. (See comment 12 above.)

“The effect of applying paragraph 16 of SFAS 128 was to exclude [insert appropriate number of Shares] from the dilutive per share calculation for [insert appropriate time period].”

Note H. Income Taxes, page 42

14.	We note that you present a deferred income tax asset of $3.1 million and $2 million as of December 31, 2005 and 2004, respectively. You state that you believe it is more likely than not that all of the deferred tax assets will be realized. Giving specific consideration to negative evidence such as cumulative losses recent years, tell us and revise your note here and your critical accounting policies in MD&A to discuss why you believe that it is more likely than not that all of deferred tax assets will be realized. Refer to the guidance provided in paragraphs 17(e) and 20-25 of SFAS 109.

FOLEY

FOLEY & LARDNER LLP

Mr. Perry Hindin

February 15, 2007

Response:

In order to address the Staff’s comment, the Company intends to add disclosure to both the critical accounting policies section in the MD&A and Note H, Income Taxes. A draft of the Company’s proposed revisions in this regard is attached as Exhibit VIII hereto.

The Company believes that a valuation allowance is not necessary, as it is more likely than not, all of the deferred taxes will be realized in the future. The Company’s conclusion is based on several factors including (1) a long carry forward period, (2) a substantial portion of loss in the last two years being either non-recurring or related to future business development, (3) an expected near term return to profitability with the introduction of new products and services, and (4) the expected acquisition of profitable businesses.

As indicated in its filings with the Commission, the Company made a significant commitment to growing the business after it was acquired by Quantum Value Management. At that time, the Company believed that it would take some time to execute its plan of growing the business through a combination of internal growth and acquisitions.

The Company expects the investment made to grow the business will result in tangible growth in the near future. The Company has been working with a truck manufacturer to develop and install a specialized in process testing system to be used in diesel engine manufacturing plants. To date, a successful pilot installation has been installed, and the Company is currently working with the manufacturer to develop a plan that would roll out the testing systems to all its global diesel engine manufacturing plants. While there is no assurance the Company will be successful in its endeavors, the Company is pursuing a relationship with this truck manufacturer for the testing system described above, which the Company believes will result in significant additional revenues for the Company.

The Company’s drive shaft manufacturing line was complete near the end of 2006. The Company has recently started to solicit drive shaft manufacturing business and believes that it can be successful in attracting such business.

Finally, the Company has successfully completed the acquisition of two profitable businesses, Manitex and Liftking, and expects to continue to make acquisitions of profitable businesses. Based on the foregoing, the Company believes that it is more likely than not that it will realize the benefits of its deferred taxes in the future.

Note O. Initial Public Offering, page 44

15.	Please reconcile your disclosures here, which disclose net proceeds from the February 14, 2005 and March 2, 2005 offerings of $16,042,500 with your disclosure on the statements of cash flows, which shows net proceeds of $15,057,064.

FOLEY

FOLEY & LARDNER LLP

Mr. Perry Hindin

February 15, 2007

Response:

In response to the Staff’s comment, the Company intends to revise Note O to its financial statements as follows:

Note O. Initial Public Offering

On February 14, 2005, the Company offered 2,500,000 shares of common stock at $6.00 per share in its initial public offering. All shares were purchased and the Company received $13,950,000, net of fees of $1,050,000, on February 18, 2005.

On March 2, 2005, the underwriter exercised its option to purchase an additional 375,000 shares at $6.00 per share. The Company received $2,092,500, net of fees of $157,000, on March 2, 2005.

The Company had additional expenses related to the initial public offering of $985,436, which included accounting, legal and printing costs. The Company’s net cash from the initial public offering after all fees and expenses was $15,057,064.

Form 10-Q for the Quarter Ended September 30, 2006

Condensed Consolidating Balance Sheet. page 3

16.	We note the line item “deferred gain on sale of building.” It appears this deferred gain was recorded in connection with the sale-leaseback of your Georgetown, TX facility. Please revise the notes to disclose your accounting policy with respect to the sale-leaseback and the deferred gain.

Response:

The assumption that the deferred gain was recorded in connection with the sale and lease back of the Georgetown facility is correct. We have expanded our disclosure to disclose our accounting policy with respect to the sale-leaseback.

The expanded disclosure below has been added to Note 2 Basis of Presentation:

Sales and Leaseback

In accordance with FASB 13, 66 and 98, the Company has recorded deferred revenue in relationship to the sales and leaseback of one of their operating facilities. As such, the gain on the sale of the land and building has been deferred and is being amortized on a straight line basis over the life of the lease.

The below additional disclosure will be added as a second paragraph to Note 13 Transactions Between the Company and Related Parties:

The sale and leaseback transaction resulted in a gain of approximately $4.6 million. Per paragraph 33 of FASB Statement No. 13 “Accounting for Leases”, sales-leaseback transactions are treated as a single financing transaction in which any profit or loss on the sale is deferred and amortized. As such, the gain has been deferred and is being amortized on a straight line basis over the life of the lease. The lease has been classified as a capital lease under the provisions of FASB Statement No. 13, 66 and 98. Furthermore, the land and building are treated as a single unit in this transaction because the fair value of the land is less than 25% the total fair value of the leased property at the inception of the lease. The amortization of the deferred gain offsets depreciation expense.

FOLEY

FOLEY & LARDNER LLP

Mr. Perry Hindin

February 15, 2007

Statements of Cash Flows, page 5

17.	We note from your disclosures in Note 3 and Note 9 that the acquisition of Quantum Value Management (QVM) was funded in part by the issuance of a $1.1 million promissory note to the former Members of QVM. We note that your statement of cash flows presents a cash inflow from financing activities and a cash outflow from investing activities relating to this note. Please tell us why you believe it is appropriate to reflect a cash inflow and a cash outflow relating to this note considering that it does not appear that there were any related cash receipts or cash payments. Alternatively, revise the filing to remove the effects of this promissory note from your statement of cash flows and separately disclose the note as a non-cash investing and financing activity. Refer to paragraph 32 of SFAS 95.

Response:

The Company acknowledges and agrees that its $1.1 million promissory note is a non-cash item as there is no actual cash receipt or disbursement. The Company intends to revise its cash flow statement to remove the effects of the promissory note.

Additionally, the Company intends to expand Note 3- Acquisitions to disclose that the note is a non-cash item that affects the Company’s investing and financing activities as follows:

“The issuance of the $1.1 million negotiable subordinate promissory note did not result in any actual cash receipts or disbursements, and, therefore, is a non-cash item. As such, the $1.1 million is not reflected in the Company’s Statement of Cash Flows. It is, however, a non-cash item that affects both investing and financing activities of the Company.”

Notes to the Consolidated Financial Statements. page 6

Note 2. Basis of Presentation. page 6

FOLEY

FOLEY & LARDNER LLP

Mr. Perry Hindin

February 15, 2007

18.	We note that you provide warranties to your customers and that you estimate the warranties based upon the percentage of revenues. Please tell us and revise your filing to disclose the nature of the warranties that you provide to your customers. In addition, provide additional details regarding how you estimate the warranty liability. Finally, provide the disclosures required by paragraph 14 of FIN 45.

Response:

The Company provides warranties to cover defects that arise during the warranty period. As noted in the Staff’s comment, the Company stated that warranties were estimated based on a percentage of revenues. To address the Staff’s comment, the Company has described its process for estimating warranty liability in greater detail below.

The Company establishes warranty liability using historical warranty claim experience. That historical warranty information is reviewed by management. The Company’s provision for warranty liability may also be adjusted to take into account unusual or non recurring events in the past or anticipated changes in future warranty claims. The Company may further adjust the initial warranty accruals if actual claims experience indicates that adjustments are necessary.

The Company proposes to revise the disclosure in its 10-Q for the quarter ended September 30, 2006 regarding warranty liability as set forth in Exhibit IX attached hereto. The revised disclosures will appear in Note 2 under the heading Accrued Warranties and includes a tabular reconciliation of change in the warranty accrual since the being of the year. The Company intends to file such 10-Q/A as soon as it has resolved all of the Staff’s comments relating to such 10-Q to the Staff’s satisfaction.

-Impairment of Long-lived Assets. page 7

19.	You state here and on page 15 that you review your long-lived assets, including property and equipment, goodwill and other identifiable intangible assets for impairment in accordance with SFAS 121. Please note that SFAS 121 has been superseded by SFAS 142 and SFAS 144. Please revise your financial statements to comply with SFAS 142 and SFAS 144, as appropriate.

Response:

In response to the Staff’s comment, the Company proposes to revise the disclosures that originally appeared on pages 7 and 15 of its Form 10-Q for the period ended September 30, 2006 in accordance with SFAS No. 142 and 144, as follows:

“Impairment of Long-Lived Assets and Goodwill

FOLEY

FOLEY & LARDNER LLP

Mr. Perry Hindin

February 15, 2007

In accordance with SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, the Company reviews its long-lived assets, including property and equipment, and other identifiable intangibles for impairment annually in the fourth quarter of the year or whenever events or changes in circumstances indicate that the carrying amount of the assets may not be fully recoverable. To determine recoverability of its long-lived assets, the Company evaluates the probability that future undiscounted net cash flows, without interest charges, will be less than the carrying amount of the assets. Impairment is measured at fair value.

As required by FAS No. 142, “Goodwill and Other Intangibles,” the Company evaluates goodwill for impairment annually in the fourth quarter of the year or whenever events or changes in circumstances indicate that the carrying amount of the assets may not be fully recoverable. The Company evaluates goodwill for impairment using the required business valuation method, which is calculated as of a measurement date by determining the present value of debt-free, after-tax projected future cash flows, discounted at the weighted average cost of capital of a hypothetical third party buyer.

The Company has recorded no loss on impairment of long-lived assets during the nine months ended September 30, 2006, and September 30, 2005.”

Note 3. Acquisition, page 7

20.	We note that you issued 234,875 shares of your common stock as part of the consideration for the purchase of Quantum Value Management, LLC. Please revise to disclose how you determined the fair value of your common stock issued. Refer to the guidance in EITF 99-12 and paragraph 5l(d) of SFAS 141.

Response:

The Company notes that Paragraph 5l(d) of SFAS 141 requires the number of shares issued, the value of the shares and the basis for determining the value of the shares be disclosed. The Company’s original note addressed the first two points, the number of shares and the value of shares. In order to address the Staff’s comment, the Company intends to revise its disclosure in Note 3, Acquisition, to disclose how it determined the value of its common stock issued in connection with the acquisition of QVM. The Company believes that its basis for valuing the shares complies with EITF 99-12, which requires that the “market price for a reasonable period before and after the date the terms of the acquisition are agreed to and announced should be considered in determining the fair value of the securities issued.”

FOLEY

FOLEY & LARDNER LLP

Mr. Perry Hindin

February 15, 2007

Accordingly, the Company intends to revise its disclosure in Note 3, Acquisition, as follows:

“The stock issued in connection with the acquisition of QVM is valued based on the average closing prices for a four-day period, starting two days before the announcement of the acquisition and ending two days after the announcement of the acquisition.”

21.	We note that the excess of the purchase price over the net assets acquired in this transaction resulted in goodwill of approximately $24.8 million. Tell us and revise this note to discuss the factors that contributed to a purchase price that resulted in recognition of a significant amount of goodwill. Refer to paragraph 51(b) of SFAS 141.

Response:

The Company’s 10-Q for the quarter ended September 30, 2006, indicated the purchase price was based on an estimate of fair values of assets acquired and liabilities assumed. The Company also indicated that it expects the final valuation of net assets to be completed as soon as possible, but no later than one year from the acquisition date.

The Company could not accurately estimate intangibles that were acquired in the acquisition at the time its 10-Q was filed. The Company’s best, estimate at that time was to use the historical values of intangibles (except goodwill) on the acquired company’s books to estimate value. The remaining excess was assigned to goodwill.

After the Company filed its 10-Q for the quarter ended September 30, 2006, the Company engaged an independent valuation expert to do a purchase price allocation, including valuing intangibles. The Company recently received a draft report from the valuation expert. The Company’s preliminary estimates, based on such report, indicate that goodwill relating to this transaction may be decreased by up to 50%, as a result of assigning value to other acquired intangibles.

The Company’s 10-Q for the quarter ended September 30, 2006, included the following statement, “A history of operating margins and profitability, service and manufacturing base and a leading presence in the lifting equipment industry results in the recognition of goodwill.” Because the Company expects that its goodwill resulting from this transaction will substantially decrease, it believes that the disclosure regarding such goodwill in its 10-Q for the quarter ended September 30, 2006 is sufficient.

Exhibit 31.1 and 31.2

22.	We note that the identification of the certifying individuals at the beginning of each of the certifications required by Exchange Act Rule 13a-14(a) does not correspond with the individuals who signed the certifications. Please file an amendment to the Form 10-Q as of September 30,2006 that includes the entire periodic report and new, corrected certifications of each of your current principal executive officer and principal financial officer.

FOLEY

FOLEY & LARDNER LLP

Mr. Perry Hindin

February 15, 2007

Response:

The Company acknowledges this comment and intends to file corrected certificates to insert the names of the officers that signed the certificates in the body of the certificates. The Company will include these revised certificates in its Form 10-Q/A for the quarter ended September 30, 2006, which the Company intends to file with the Commission as soon as it has resolved all of the Staff’s comments regarding such 10-Q to the Staff’s satisfaction.

Form 8-K Filed on 7/10/06 as Amended on September 19, 2006

Exhibit 23.1 and 23.2

23.	We note that you have included consents of your independent public accounting firm and of the independent public accounting firm for QVM, L.L.C. The consents do not appear to be in the proper form as they are not signed by the independent public accounting firms. Further, the consent on Exhibit 23.2 refers to audit reports on your June 30, 2006 and June 30, 2005 financial statement, however, we do not see where audit reports were issued on these interim periods. Please note that Rule 3-05 and Article 11 of Regulation S-X do not include a specific requirement that you include consents for the financial statements. Please revise the Form 8-K to remove the consents.

Response:

The Company acknowledges this comment and will file a Form 8-K/A to remove these consents.

Exhibit 99.2 Audited Financial Statements and Supplemental Information of QVM,

L.L.C. for the Three Years Ended December 31,2005, 2004, and 2003

Note 1. Summary of Accounting Principles

- Principles of Consolidation

24.	We note your disclosure here that as of December 31, 2004, Quantum Value Partners, L.P. (QVP) held an equity interest in Veri-Tek International. In 2005, QVP distributed all of its assets to Quantum Value Management (QVM) and QVM subsequently distributed the stock holdings of Veri-Tek International to the members of QVM. You state that the 2005 financial statements only reflect the accounts of QVM and Manitex, L.L.C. Please address the following comments:

•	Please tell us the exact date that QVM distributed its stock holdings of Veri-Tek International to the members of QVM;

FOLEY

FOLEY & LARDNER LLP

Mr. Perry Hindin

February 15, 2007

•

Please tell us how QVM has reflected the results of operations of Veri-Tek International for the period from January 1, 2005 through the date of distribution to the members of QVM in its financial statements for the year ended December 31, 2005; and

•

Please tell us how your pro forma statement of income for the year ended December 31, 2005 considers QVM’s control of Veri-Tek International from January 1, 2005 through the date of distribution to the members of QVM.

Please be detailed in your response. We may have further comment after receipt of your response.

Response:

QVM distributed its stock holdings of Veri-Tek International, Corp. to its members on October 1, 2005.

The Company assumes that the Staff is attempting to satisfy itself that the Company’s results of operations for the entire period from January 1, 2005 through December 31, 2005 are in fact reflected in the Proforma Statement of Income for the year ended December 31, 2005, and that the Company’s operating results are not duplicated in the QVM LLC column included in such pro forma financial results.

The Company has reviewed the QVM LLC consolidating balance sheet and income statement work papers for December 31, 2005. In addition, the Company has compared those work papers to the QVM LLC audited financial statements for the year ended December 31, 2005. The Company notes that in QVM’s consolidating balance sheet as of December 31, 2005, there was no financial information included in the Veri-Tek column. Furthermore, the Company notes that QVM’s consolidating income statement for the year ended December 31, 2005, included no financial information in the Veri-Tek column except for a net gain from disposition of discontinued operations. Per the Staff’s comment number 26, the Company intends to revise its Form 8-K filed with the Commission on September 19, 2006, to only include QVM, LLC’s income through continuing operations. Accordingly, the QVM LLC column in the 8-K does not include any results for Veri-Tek for the year ended December 31, 2005.

The column entitled “Veri-Tek Year Ended December 31, 2005” contained in the Proforma Consolidated Statement of Income in the 8-K, corresponds to the Company’s audited financial statements for 2005. The Company believes that based on the foregoing, all Veri-Tek results of operations are reflected in the Proforma Consolidated Statement of Income without duplication.

FOLEY

FOLEY & LARDNER LLP

Mr. Perry Hindin

February 15, 2007

Exhibit 99.4

General

25.	Please revise your introductory paragraph to clarify that your pro forma financial statements give effect to the purchase of QVM, L.L.C. rather than VCC and to clearly describe the terms of the transaction including the consideration given and any liabilities assumed. Refer to Rule 11-02(b)(2) of Regulation S-X.

Response:

The Company will revise its introductory and second paragraph and made it clear that QVM, LLC was purchased and not VCC. The introductory paragraph was expanded to include the terms of the transaction including consideration given and any liabilities assumed.

The Company’s proposed revisions to such paragraphs appear below:

“On July 10, 2006, Veri-Tek International Corp. (“VCC” or the “Company”), a Michigan corporation, announced that effective July 3, 2006, it had purchased Manitex, Inc. (“Manitex”) though the acquisition of all the membership interests of Quantum Value Management, LLC (“QVM”). Manitex is a 100% subsidiary of QVM. Consideration, which may be subject to post closing working capital adjustments, aggregated approximately $2.2 million, and was paid by delivering 234,875 shares of VCC’s common stock, valued at approximately $916,000, a promissory note for $1,072,244, and $0.2 million in direct professional expenses associated with the acquisition. Additionally, Veri-Tek assumed $33 million of Manitex indebtedness.

The acquisition has been accounted for using purchase accounting in accordance with Financial Accounting Standard No. 141, Business Combinations. The following Unaudited Pro Forma Condensed Consolidated Statement of Income for the fiscal year ended December 31, 2005 gives effect to the Company’s purchase of QVM. This Unaudited Pro Forma Condensed Consolidated Statement of Income assumes that this transaction was consummated on January 1, 2005. The Pro Forma Condensed Consolidated Balance Sheet presents the financial position of the Company as if the acquisition of QVM occurred on December 31, 2005. The pro forma adjustments, which are based on available information and certain assumptions that the Company believes are reasonable under the circumstances, are applied to the historical financial statements of the Company. The pro forma allocation of the purchase price to the acquired assets and liabilities is based on an independent appraisal and other studies completed subsequent to the QVM acquisition.”

FOLEY

FOLEY & LARDNER LLP

Mr. Perry Hindin

February 15, 2007

Unaudited Pro forma Consolidated Statement of Income for the Year Ended December 31, 2005

26.	Please revise the presentation in the pro forma financial statements to only include the portion of QVM, L.L.C.’s income statement through the line item “income from continuing operations.” Refer to Rule 11-02(b)(5) of Regulation S-X and Instruction 1 to Rule 11-02(b) of Regulation S-X.

Response:

A revised 8-K will be filed as soon as the Company has addressed all comments on such filing to the Staff’s satisfaction. Attached as Exhibit X is a revised proforma Income Statement for the year ended December 31, 2005. The revised statement only includes QVM, LLC’s income through continuing operations.

Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements

27.	We note that the purchase price allocation presented in the pro forma balance sheet as of June 30,2006 differs from the purchase price allocation presented in your September 30,2006 Form 10-Q. Specifically, we note that your pro forma balance sheet as of June 30,2006 reflects $1.0 million for QVM property and equipment whereas Note 3 of your September 30, 2006 Form 10-Q indicates $5.9 million was allocated to building and equipment. Please tell us why these amounts differ from the initial purchase price allocation to the purchase price allocation shown in your Form 10-Q. As appropriate, revise your disclosures of the acquisition in your financial statements to clearly explain the nature and amount of any material adjustments made to the initial allocation of the purchase price. Refer to paragraph 51(h) of SFAS 141.

Response:

In response to the Staff’s comment, the Company proposes to add the following additional paragraph to Note 3, Acquisition, in order to clarify the nature and amount of the material adjustment to the initial allocation of the purchase price.

“The above purchase price allocation is materially different from the one that is in our 8-KA that was filed on July 10, 2006. Building and equipment is now estimated at $5,913,000. In the earlier filing, it was estimated at $1,000,000. The material increase is the result of capitalizing the lease related to the Georgetown facility. Subsequent to the filing of the 8-K/A, the Company determined that the lease was required to be capitalized under the provisions of FASB Statement No. 13. Capitalization of the lease resulting in the increase in building and equipment and a corresponding increase in capital lease obligations.”

FOLEY

FOLEY & LARDNER LLP

Mr. Perry Hindin

February 15, 2007

28.	Reference is made to adjustment (g) which gives effect to the application of the cash balance of the acquirer to pay down the debt of the acquiree. Please tell us why you believe this adjustment complies with Rule 11-02(b)(6) of Regulation S-X.

Response:

Under Rule 11-02(b)(6) of Regulation S-X, an adjustment to the proforma statements are made if its (a) directly attributable to the transaction.(b) expected to have a continue impact on the registrant and (c) factually supportable.

The Company believes that the adjustment meets the criteria as stated in (b) and (c) above. However, upon review, the Company does not believe that paying down debt is directly attributable to the transaction. As such, the Company intends to file an amended Form 8-K to delete adjustment (g) giving effect to the application of the cash balance of the acquirer to pay down debt of the acquiree.

29.	We note that as part of the acquisition, you issued a $1.1 million promissory note to the former members of QVM. Please tell us why you have not presented a pro forma adjustment that gives effect to the additional interest expense relating to this promissory note.

Response:

After additional review, the Company has concluded that the interest on the $1.1 million promissory note meets the three criteria for a proforma adjustment as outlined in point 28 above. Accordingly, the Company intends to amend its Form 8-K to reflect the inclusion of interest expense on the $1.1 million promissory note.

Form 8-K dated November 30, 2006

30.

We note that on December 4, 2006 you filed a current report on Form 8-K announcing the completion of your acquisition of all of the assets of Liftking Industries, Inc. Please provide all required financial information pursuant to Rule 3-05 and Article 11 of Regulation S-X prior to requesting acceleration of the effective date of your registration statement. Refer to Instruction to Item 9.01 of Form 8-K. If you believe that any financial information may be omitted due to the significance of the transaction or otherwise, please provide us detailed calculations supporting your conclusions. Please note that at the time

FOLEY

FOLEY & LARDNER LLP

Mr. Perry Hindin

February 15, 2007

the report of the independent auditors is filed, you should file the consent of the independent auditors to the incorporation by reference of their report into your registration statement.

Response:

Please see the Company’s response to Staff comment number one above.

******************************************************************************

Please do not hesitate to contact the undersigned at (813) 225-4177 if you have any questions or comments regarding the foregoing responses or Amendment No. 1 to the Resale Registration Statement.

Very truly yours,

/s/ Carolyn T. Long
Carolyn T. Long

Enclosures

Exhibit I

Purchase Price Test

Stock issued		CAD $	US $
Shares	266,000.00
Per share price
(Ave. closing price for 2 days before and after announcement date – Oct. 19, 2006)	3.85

	1,024,100.00		1,024,100.00
Cash
(.8736668 Exchange rate @ Dec 1, 2006)		3,736,000.00	3,320,183.20
Note		3,200,000.00	2,795,733.76
Net Assets
Total AR	3,867,664.30
Amount not purchased	(1,200,000.00)
Loans Rec.	851,658.92
Inventory	7,650,045.00
Prepaids	197,942.91
Fixed Assets	582,270.93
Liabilities assumed	(4,643,598.15)	(4,643,598.15)	4,056,957.54

	7,305,983.91
Working Capital between $5.0 and $7.5 million no adjustment to note

Total Purchase Price			11,196,974.50
Assets Per 12/31/05 Proforma			69,076,286.00
			16.2%	Not material < 20%
Assets Acquired Test
Assets Acquired			—
Total Assets per July Audited Statements		18,072,585.00
Less: Assets not Acquired Per Schedule 1.2
Investments		(496,367.00)
Loans to related companies		(2,163,051.00)
Cash surrender value of life insurance		(654,851.00)

Acquired assets w/o AR exclusion		14,758,316.00	13,050,055.68
			18.9%
Exchange rate for July 31, 2006 .884251
Less: Additional Exclusion of Receivable
(per contract section 3.12)		(1,250,000.00)	(1,105,313.75)

Final Assets Acquired			11,944,741.93
			17.3%	Not material < 20%
Assets Per 12/31/05 Proforma			69,076,286.00
Income Test
Earnings before Income taxes per
July 31, 2006 audited financial statements		344,670.00	298,693.09
Average exchange rate for year ended July 31, 2006 .866606
Proforma net loss from continuing operations for 12/31/05 per 8-KA filed			(2,153,000.00)
			-13.9%	Not material < 20%

Exhibit II

ITEM 8.	FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.

The report of independent registered public accounting firm and the Company’s Consolidated Financial Statements and Financial Statement Schedule are filed pursuant to this Item 8 and are included in this report. See Index to Financial Statements and Financial Statement Schedule.

Unaudited Quarterly Financial Data

Summarized quarterly financial data for 2005 and 2004 are as follows (in thousands, except per share amounts).

	2005				2004
	1st Qtr	2nd Qtr	3rd Qtr	4th Qtr	1st Qtr	2nd Qtr	3rd Qtr	4th Qtr
Net Sales	$1,059	$1,142	$3,522	$1,918	$2,750	$2,117	$1,650	$1,412
Gross Profit	(296)	158	726	(352)	1,075	656	(252)	(10)
Net Loss	(811)	(473)	(63)	(906)	(268)	(452)	(897)	(1,837)
Loss per share
Basic	($0.30)	($0.10)	($0.01)	$(0.21)	($0.33)	($0.56)	($1.12)	$(2.28)
Diluted	($0.30)	($0.10)	($0.01)	$(0.21)	($0.33)	($0.56)	($1.12)	$(2.28)

Exhibit III

DRAFT

Report of Independent Registered Public Accountant

To the Board of Directors

Veri-Tek International Corp.

50120 Pontiac Trail

Wixom, MI 48393-2019

We have audited the accompanying balance sheet of Veri-Tek International Corp. as of December 31, 2005 and 2004, and the related statements of income, stockholders’ equity (deficit) and cash flows for each year of the two years, and two month period in the period ended December 31, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessment of the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion

In our opinion the financial statements referred to above present fairly, in all material respects, the financial position of Veri-Tek International Corp. as of December 31, 2005 and 2004 and the results of its operations and its cash flows for each of the two years and two months in the period ended December 31, 2005., in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information included in pages      to      is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

Respectfully,

Freedman & Goldberg
Certified Public Accountants

Farmington Hills, MI

March 13, 2006, except for Notes A, C, O, Q, R and S, which are dated January 31, 2007.

Page __

VERI-TEK INTERNATIONAL CORP.

BALANCE SHEET

December 31, 2005 and 2004

DRAFT

Report of Independent Registered Public Accountant

To the Board of Directors

Veri-Tek International Corp.

50120 Pontiac Trail

Wixom, MI 48393-2019

We have audited the accompanying balance sheet of JCJ International, Inc. fka Veri-Tek International Corporation (a Michigan S Corporation) as of October 31, 2003, and the related statements of income and retained earnings, and cash flows for the ten months then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessment of the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion the financial statements referred to above present fairly, in all material respects, the financial position of JCJ International, Inc. fka Veri-Tek International Corporation at October 31, 2003 and the results of its operations and its cash flows for the ten months then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information included in pages      to      is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

Respectfully,

Freedman & Goldberg
Certified Public Accountants

Farmington Hills, MI
May 24, 2004

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VERI-TEK INTERNATIONAL CORP.

STATEMENT OF OPERATIONS

For the Years Ended December 31, 2005, 2004 and Periods ended October 31 and December 31, 2003

	Successor			Predecessor
	2005	2004	Period from November 1, 2003 through December 31, 2003	Period from January 1, 2003 through October 31, 2003
Sales	$7,641,367	$7,929,148	$966,799	$7,420,344

Cost of Sales
Material	3,471,880	2,762,042	175,752	1,188,785
Direct and Engineering Labor	1,649,686	1,832,207	21,462	1,225,200
Leased Employees Expense	-0-	-0-	323,544	-0-
Payroll Taxes	209,217	216,441	-0-	140,295
Employee Benefits	365,319	293,336	-0-	239,925
Outside Services	686,847	471,822	67,129	297,686
Manufacturing Expenses	1,022,467	884,451	116,005	407,863

Total Cost of Sales	7,405,416	6,460,299	703,892	3,499,754

Gross Profit	235,951	1,468,849	262,907	3,920,590

Operating Expenses
Research and Development Costs	456,447	1,571,926	393,261	1,247,840
Selling, General and Administrative Expenses	3,212,401	3,785,745	325,187	1,608,391

(Loss) Income from Operations	(3,432,897)	(3,888,822)	(455,341)	1,064,359

Other Income (Expense)
Interest Income	155,211	-0-	-0-	-0-
Interest Expense	(53,766)	(1,335,333)	(231,649)	(193,889)
Other	(4,833)	-0-	-0-	-0-

Total Other Income (Expense)	96,612	(1,335,333)	(231,649)	(193,889)

(Loss) before Income Taxes	(3,336,285)	(5,224,155)	(687,190)	870,470
Income Tax (Benefit)	(1,083,600)	(1,770,100)	(232,400)	-0-

Net Loss	$(2,252,685)	$(3,454,055)	$(454,790)	$870,470

Earnings Per Share Basic and Diluted	$(0.52)	$(4.30)	$(0.56)	$8,705

Weighted Average Common Shares Basic and Diluted	4,339,649	804,100	804,100	100

See accompanying accountants’ audit report.

Page __

VERI-TEK INTERNATIONAL CORP.

STATEMENT OF SHAREHOLDERS’ EQUITY (DEFICIT)

For the Years Ended December 31, 2005, 2004 and Periods ended October 31 and December 31, 2003

	Common Stock		Retained Earnings (Accumulated Deficit)	Total
Predecessor	Shares	Amount
Balance, December 31, 2002	100	$-0-	$(195,816)	$(195,816)
Net Income			870,470	870,470
Shareholder Distributions			(491,147)	(491,147)

Balance at October 31, 2003	100	$-0-	$183,507	$183,507

	Common Stock		Retained Earnings (Accumulated Deficit)	Total
Successor	Shares	Amount
Balance, November 1, 2003	—	$-0-	$-0-	$-0-
Issuance of Common Stock	10,000	100,000	-0-	100,000
300 for 1 stock split (July 2004)	2,990,000	-0-	-0-	-0-
1 for 3.730879244 for reverse stock split (February 2005)	(2,195,900)	-0-	-0-	-0-
Net Income (Loss)	-0-	-0-	(454,790)	(454,790)

Balance, December 31, 2003	804,100	$100,000	$(454,790)	$(3,547,790)

Net Income (Loss)			(3,454,055)	(3,454,055)

Balance, December 31, 2004	804,100	100,000	(3,908,845)	(3,808,845)
Stock Issued in Initial Public Offering (February 15, 2005)	2,500,000	12,964,564	-0-	12,964,564
Conversion of Subordinated Debt to Equity	1,195,900	7,175,401	-0-	7,175,401
Additional Stock Issued to Underwriter	375,000	2,092,500	-0-	2,092,500
Net Income (Loss)	—	—	(2,252,685)	(2, 252,685)

Balance, December 31, 2005	4,875,000	$22,332,465	$(6,161,530)	$(16,170,935)

See accompanying accountants’ audit report.

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VERI-TEK INTERNATIONAL CORP.

STATEMENT OF CASH FLOWS

For the Years Ended December 31, 2005, 2004 and Periods ended October 31 and December 31, 2003

	2005	2004	Period from November 1, 2003 through December 31, 2003	Period from January 1, 2003 through October 31, 2003
Cash Flows From Operating Activities:
Net Income (Loss)	$(2,252,685)	$(3,454,055)	$(454,790)	$870,470
Adjustments to Reconcile Net Income to Cash Provided by Operating Activities:
Depreciation & Amortization	448,740	360,595	53,912	59,306
Unrealized Loss on Cost in Excess of Billing	168,582	1,565,000	-0-	-0-
Interest Expense	-0-	1,075,456	199,945	-0-
Bad Debt Expense	44,709	-0-	-0-	-0-
Loss on Disposal of Assets	4,833	-0-	-0-	-0-
Changes in Operating Assets and Liabilities:
(Increase) Decrease in Accounts Receivable	(137,047)	(1,584,181)	(179,571)	(85,156)
(Increase) Decrease in Inventory	(932,920)	(324,449)	-0-	(1,053)
(Increase) Decrease in Cost and Estimated Earnings in Excess of Billings	(533,752)	1,841,744	(141,313)	(1,061,178)
(Increase) Decrease in Prepaid Expenses	445,930	(386,147)	(37,757)	(5,463)
(Increase) Decrease in Security Deposits	(4,300)	-0-	-0-	-0-
(Increase) Decrease in Deferred Tax Asset	(1,093,600)	(1,778,100)	(234,500)	-0-
Increase (Decrease) in Accounts Payable	(170,146)	327,139	408,376	11,902
Increase (Decrease) in Billings in Excess of Cost	(185,488)	185,488	-0-	-0-
Increase (Decrease) in Deferred Tax Liability	10,000	8,000	2,100	-0-
Increase (Decrease) in Deferred Tax Revenue	(17,968)	17,968	-0-	(26,802)
Increase (Decrease) in Accrued Expense	(137,838)	153,010	38,112	84,949

Net Cash Used For Operating Activities	(4,342,950)	(1,992,532)	(345,486)	(153,025)

Cash Flows From Investing Activities:
Acquisition of Assets	-0-	-0-	(6,000,000)	-0-
Proceeds from Sale of Assets	500	20,865	-0-	-0-
Purchase of Property and Equipment	(1,522,706)	(127,218)	(2,212)	(13,248)
Investment in Software	(134,444)	-0-	-0-	-0-
Investment in Patents	(32,684)	(122,017)	(854)	(65,448)

Net Cash Used For Investing Activities	(1,689,334)	(228,370)	(6,003,066)	(78,696)

Cash Flows From Financing Activities:
Borrowing on Revolving Credit Facility	1,020,750	13,586,000	348,602	722,531
Net Borrowing on Subordinated Debt	-0-	-0-	5,900,000	-0-
Net Payments on Notes Payable	-0-	-0-	-0-	(9,861)
Distribution	-0-	-0-	-0-	(491,147)
Repayment on Revolving Credit Facility	(7,981,120)	(11,359,000)	-0-	-0-
Payment for Loan Fees	(45,954)	-0-	-0-	-0-
Proceeds from Issuance of Stock	17,250,000	-0-	100,000	-0-
Payment for Expenses Related to Initial Public Offering	(2,192,936)	-0-	-0-	-0-

Net Cash Provided By Financing Activities	8,050,740	2,227,000	6,348,602	221,523

Net Increase in Cash	2,018,456	6,098	50	(10,198)
Cash - Beginning of Period	6,448	350	300	10,498

Cash - End of Period	$2,024,904	$6,448	$350	$300

See accompanying accountants’ audit report.

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SUPPLEMENTAL INFORMATION

Page __

VERI-TEK INTERNATIONAL CORP.

SCHEDULE OF MANUFACTURING EXPENSES

For the Years Ended December 31, 2005, 2004 and Periods ended October 31 and December 31, 2003

	2005	2004	Period from November 1, 2003 through December 31, 2003	Period from January 1, 2003 through October 31, 2003
401(k) Employer Contribution	$52,766	$56,616	$551	$38,855
Perishable Tools and Supplies	86,167	68,761	7,898	24,931
Shipping	103,894	49,967	5,854	28,642
Depreciation and Amortization	341,095	316,283	50,193	30,877
Insurance Workers’ Compensation	28,506	20,985	-0-	22,566
Materials - Indirect	96,504	-0-	-0-	1,085
Rent Expense – Building	191,722	174,522	29,087	145,435
Rent Expense – Machinery and Equipment	28,307	55,956	9,326	46,630
Repairs and Maintenance	27,431	30,187	3,207	19,180
Taxes – Property	38,937	41,538	6,350	331,871
Travel Expenses	-0-	21,838	-0-	-0-
Utilities	27,138	47,798	3,539	17,791

Manufacturing Expenses	$1,022,467	$884,451	$116,005	$407,863

See accompanying accountants’ audit report.

Page __

VERI-TEK INTERNATIONAL CORP.

SCHEDULE OF GENERAL AND ADMINISTRATIVE EXPENSES

For the Years Ended December 31, 2005, 2004 and Periods ended October 31 and December 31, 2003

	2005	2004	Period from November 1, 2003 through December 31, 2003	Period from January 1, 2003 through October 31, 2003
Administrative Wages	$1,435,590	$1,074,953	$12,510	$498,348
Advertising and Promotion Amortization Automobile Expense	66,130 22,977 117,897	-0- -0- 63,143	250 -0- 8,707	13,874 -0- 76,903
Bad Debt Expense	44,709	7,649	-0-	98,024
Bank Fees Board of Directors	12,322 30,000	23,821 -0-	1,374 -0-	2,227 -0-
Commissions	74,464	319,571	-0-	181,460
Computer Supplies	26,906	18,817	2,649	8,733
Consulting Fees	-0-	-0-	-0-	1,080
Contributions	-0-	3,320	-0-	-0-
Depreciation	84,668	44,312	3,719	28,429
Dues and Subscriptions	22,435	9,127	254	862
Education 401(k) Employer Contribution	1,269 21,076	1,269 11,311	-0- -0-	1,359 11,787
Insurance – General	63,341	48,951	6,994	22,639
Insurance – Employees Health	125,381	101,696	-0-	60,529
Insurance – Workers’ Compensation	3,167	2,332	-0-	2,541
Leased Employee Expense	-0-	-0-	204,044	-0-
Meals and Entertainment	72,671	32,742	3,534	12,534
Miscellaneous	1,906	4,301	378	3,568
Moving Expense Office Supplies	25,221 38,994	-0- 28,730	-0- 9,165	-0- 22,716
Outside Services	590	7,287	-0-	-0-
Penalties	-0-	-0-	-0-	1,416
Postage	1,461	1,571	70	1,618
Professional Fees	136,302	72,125	25,788	12,265
Recruiting Expense Rent Expense	46,747 87,264	-0- 87,264	-0- 14,544	-0- 72,720
Repairs and Maintenance Stock Transfer Fees	2,930 11,274	4,936 -0-	694 -0-	3,662 -0-
Taxes – Payroll	96,919	74,625	-0-	58,489
Taxes – Property Taxes- Single Business	12,978 22,401	13,846 -0-	2,117 -0-	9,168 89,829
Telephone	66,795	33,164	5,303	24,209
Trade Shows	-0-	-0-	1,594	7,488
Travel Expense	248,859	130,401	21,493	266,990
Unrealized Loss on Cost in Excess of Billings	168,582	1,565,000	-0-	-0-
Utilities	18,175	750	-0-	12,924

Total Selling, General and Administrative Expenses	$3,212,401	$3,785,745	$325,181	$1,608,391

See accompanying accountants’ audit report.

Page __

Exhibit IV

The below excerpt is from:

ITEM 1.	BUSINESS

Overview

Geographic Information

For the years ended December 31, 2005, 2004 and 2003, approximately $5.1 million, $1.5 million and $0.2 million, respectively, of revenue was derived from sales outside the United States, of which $2.5 million, $0.3 million and $0.0 million, respectively, was derived from Korea, $1.2 million, $1.2 million and $0.2 million, respectively, was derived from Mexico, and $1.4 million, $0.0 million and $0.0 million, respectively, was derived from Brazil.

The percentage of our revenue by country for the past three years is as follows:

	2005	2004	2003
United States	33%	81%	97%
Korea	33	4	—
Mexico	15	15	3
Brazil	19	—	—

	100%	100%	100%

Financial Footnote Disclosure

Note A. Nature of Operations and Summary of Significant Accounting Policies – Continued)

7	Financial Instruments and Credit Risk Concentrations—Financial instruments which potentially subject the Company to concentrations of credit risk consist primarily of cash, trade receivables and payables.

The Company maintains its cash balances and marketable securities in a bank in the Detroit, Michigan area. Accounts are insured by the Federal Deposit Insurance Corporation up to $100,000. At December 31, 2005 and 2004, the Company had uninsured balances of $1,924,872 and $-0-, respectively.

As of December 31, 2005 three customers accounted for 80% of accounts receivable. Four customers accounted for 97% of unbilled revenue at December 31, 2005. Five customers accounted for 81% of the revenue for the year ended December 31, 2005.

As of December 31, 2004, three customers accounted for 92% of accounts receivable. Two customers accounted for 82% of unbilled revenue at December 31, 2004. Three customers accounted for 77% of the revenue for the year ended December 31, 2004.

During the years ended December 31, 2005 and December 31, 2004 no one supplier accounted for more than 10% of purchases.

Note Q. Segment Information (new note)

The Company is domiciled and has a single production facility in the United States. The Company attributes revenue to different geographic areas based on the location of the installation of the equipment sold. Revenues for the years ended December 31, 2005, 2004, and 2003 are as follows:

	(in million of dollars)
	2005	2004	2003
United States	$2.5	$6.4	$8.2
Korea	2.5	0.3	—
Mexico	1.2	1.2	0.2
Brazil	1.4	—	—

	$7.6	$7.9	$8.4

The 2003 figures include the ten months ended October 31, 2003 of the Predecessor and the two months ended December 31, 2003 of the Successor.

Due to the nature of the Company’s business, the Company’s sales are concentrated with a small number of customers representing more than 10% of the total revenues. In 2005, the Company had 5 customers with revenues that exceeded 10% of total revenues. The percents for each of the five customers are 19.3%, 18.5%, 17.3%, 13.7% and 12.7%. In 2004, the Company had 3 customers with revenues that exceeded 10% of total revenues. The percents for each of the three customers are 35.7%, 24.4% and 16.8%. In 2003, the Company had 3 customers with revenues that exceeded 10% of total revenues. The percents for each of the three customers are 44.6%, 19.8% and 16.7%.

Exhibit V

Financial Footnote Disclosure

Note A. Nature of Operations and Summary of Significant Accounting Policies – Continued

8	Inventory – Inventory consists of stock materials and equipment stated at the lower of cost (first in, first out) or market. All equipment classified as inventory is available for sale. Equipment held for sale, located at the Company’s Wixom, Michigan facility may also be used for demonstration purposes. An immaterial amount of equipment ($50,000) in inventory used for demonstration purposes was not for sale.

Note C. Inventory

The components of inventory are as follows:

	2005	2004
Raw Materials and Purchased Parts	$118,793	$117,900
Finished Goods and Replacement Parts	1,043,348	638,560

	$1,162,141	$756,460

At December 31, 2005 and 2004, the Company’s inventory included $1,013,000 and $639,000 of equipment. Equipment included in inventory is not subject to amortization or depreciation. In 2005, the Company transferred approximately $528,000 (the historic cost) of equipment from inventory to property, plant and equipment. This equipment was reclassified when the Company decided to use the equipment to test and manufacture axles and no longer held the equipment out for sale.

Exhibit VI

Financial Footnote Disclosure

Note A. Nature of Operations and Summary of Significant Accounting Policies – Continued

11.	Research and Development Expenses – The Company expenses research and development expenses as incurred. For the years ended December 31, 2005 and 2004, $456,447 and $1,571,926 of research and development costs were expensed.

Exhibit VII (10-K)

ITEM 6.	SELECTED FINANCIAL DATA

	Predecessor		Successor		Combined			Successor
	2002	Period from January 1- October 31, 2003	Period from November 1- December 31, 2003		Year Ended December 31, 2003(3)		Year Ended December 31, 2004	Year Ended December 31, 2005
Earnings (Loss) before taxes	1,671	49	870	(685)	185		(5,224)	(3,336)
Income tax expense (benefit)(1)	—	—	—	(232)	(232)		(1,770)	(1,083)

Net income (loss)	$1,671	$49	$870	$(453)	$417		$(3,454)	$(2,253)
Earnings (loss) per share:
Basic and Diluted	$16,710	$490	$8,700	$(0.56)	N/A	(4)	$(4.30)	$(0.52)
Shares used to calculate earnings per share:
Basic and Diluted	100	100	100	804,100	N/A	(4)	804,100	4,339,649

ITEM 7.	MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Results of Operations

The following table sets forth certain financial data for the three years ended December 31, 2003, 2004 and 2005.

	Predecessor	Successor	Combined	Successor
	Period from January 1- October 31, 2003	Period from November 1- December 31, 2003	Year Ended December 31, 2003(3)	Year Ended December 31, 2004	Year Ended December 31, 2005
	(unaudited) (Dollars in thousands except share data)
Revenue	$7,420	$967	$8,387	$7,929	$7,641
Cost of sales	3,499	702	4,201	6,460	7,405

Gross margin	3,921	265	4,186	1,469	236
Research and development expenses	1,248	394	1,642	1,572	456
Selling, general and administrative expenses	1,609	324	1,933	3,786	3,212

Operating profit (loss)	1,064	(453)	611	(3,889)	(3,433)
Other income (expense)
Interest income / (expense), net	(194)	(232)	(426)	(1,335)	101
Loss on disposal of assets	—	—	—	—	(5)

Total other income (expense)	(194)	(232)	(426)	(1,335)	97

Earnings (Loss) before taxes	870	(685)	185	(5,224)	(3,336)
Income tax expense (benefit)(1)	—	(232)	(232)	(1,770)	(1,083)

Net income (loss)	$870	$(453)	$417	$(3,454)	$(2,253)
Earnings (loss) per share:
Basic and Diluted	$8,700	$(0.56)	N/A (4)	$(4.30)	$(0.52)

New Accounting Pronouncements

Computation of Earnings Per Share

Basic earnings per share was computed by dividing net loss by the weighted average number of common shares outstanding during the period. Diluted earnings per share reflect the potential dilution that could occur from the conversion of the subordinated debt at $6 per share.

In September 2004, the Emerging Issues Task Force reached a final consensus on Issue N. 04-8, “The Effect of Contingently Convertible Debt on Diluted Earnings Per Share” (EITF 04-8). Contingently convertible debt instruments are financial instruments that add a contingent feature to a convertible debt instrument. The conversion feature is triggered when one or more specified contingencies occur and at least one of these contingencies is based on market price. Prior to the issuance of EITF 04-8, SFAS 128 had been widely interpreted to allow the exclusion of common shares underlying contingently convertible debt instruments from the calculation of diluted earnings per share in instances where conversion depends on the achievement of a specified market price of the issuer’s shares. The consensus requires that these underlying common shares be included in the diluted earnings per share computations, if dilutive, regardless of whether the market price contingency or any other contingent factor has been met. The consensus, which is effective for reporting periods ending after December 15, 2004, requires the restatement of diluted earnings per share for all prior periods presented. At December 31, 2004 Veri-Tek had a contingently convertible debt instrument, the $7,125,402 subordinated debt which was converted to shares of our common stock upon consummation of our initial public offering.

Including the contingently convertible debt in the diluted earnings per share calculation is anti-dilutive when there is a loss from continuing operations and is, therefore, excluded from the diluted per share calculation under paragraph 16 of SFAS 128. The effect of applying paragraph 16 of SFAS 128 was to exclude 26,283 shares and 199,863 shares from the diluted earnings per share calculation of the years ended December 31, 2005 and 2004, respectively.

New Accounting Pronouncements

At its September 2004, meeting, the FASB reached a consensus on Emerging Issues Task Force (EITF) Issue No 04-8 (EITF Issue 04-8). “The Effect of Contingently Convertible Debt on Diluted Earnings Per Share”, that contingently convertible debt instruments will be subject to the if-converted method under FASB Statement of Financial Accounting Standards (SFAS) No. 128 (SFAS 128), “Earnings Per Share”, regardless of the contingent features included in the instrument. Under current practice, issuers of contingently convertible debt instruments exclude potential common shares underlying the debt instruments from the calculation of diluted earnings per share until the market price or other contingency is met. The effective date for EITF Issue 04-8 is for reporting period ending after December 15, 2004. Veri-Tek has applied EITF guidance by retroactively restating earnings per share for all applicable periods (see disclosure related to Computation of Earnings Per Share” located elsewhere in this note).

Including the contingently convertible debt in the diluted earnings per share calculation is anti-dilutive when there is a loss from continuing operations and is, therefore, excluded from the diluted per share calculation under paragraph 16 of SFAS 128. The effect of applying paragraph 16 of SFAS 128 was to exclude 26,283 shares and 199,863 shares from the diluted earnings per share calculation of the years ended December 31, 2005 and 2004, respectively.

VERI-TEK INTERNATIONAL CORP.

STATEMENT OF OPERATIONS

For the Years Ended December 31, 2005, 2004 and Periods ended October 31 and December 31, 2003

	Successor			Predecessor
	2005	2004	Period from November 1, 2003 through December 31, 2003	Period from January 1, 2003 through October 31, 2003
Sales	$7,641,367	$7,929,148	$966,799	$7,420,344

Cost of Sales
Material	3,471,880	2,762,042	175,752	1,188,785
Direct and Engineering Labor	1,649,686	1,832,207	21,462	1,225,200
Leased Employees Expense	-0-	-0-	323,544	-0-
Payroll Taxes	209,217	216,441	-0-	140,295
Employee Benefits	365,319	293,336	-0-	239,925
Outside Services	686,847	471,822	67,129	297,686
Manufacturing Expenses	1,022,467	884,451	116,005	407,863

Total Cost of Sales	7,405,416	6,460,299	703,892	3,499,754

Gross Profit	235,951	1,468,849	262,907	3,920,590
Operating Expenses
Research and Development Costs	456,447	1,571,926	393,261	1,247,840
Selling, General and Administrative Expenses	3,212,401	3,785,745	325,187	1,608,391

(Loss) Income from Operations	(3,432,897)	(3,888,822)	(455,341)	1,064,359

Other Income (Expense)
Interest Income	155,211	-0-	-0-	-0-
Interest Expense	(53,766)	(1,335,333)	(231,649)	(193,889)
Other	(4,833)	-0-	-0-	-0-

Total Other Income (Expense)	96,612	(1,335,333)	(231,649)	(193,889)

(Loss) before Income Taxes	(3,336,285)	(5,224,155)	(687,190)	870,470
Income Tax (Benefit)	(1,083,600)	(1,770,100)	(232,400)	-0-

Net Loss	$(2,252,685)	$(3,454,055)	$(454,790)	$870,470

Earnings Per Share
Basic and Diluted	$(0.52)	$(4.30)	$(0.56)	$8,705

Weighted Average Common Shares
Basic and Diluted	4,339,649	804,100	804,100	100

Note A. Nature of Operations and Summary of Significant Accounting Policies –Continued

16	Computation of Earnings Per Share – Basic earnings per share was computed by dividing net loss by the weighted average number of common shares outstanding during the period. Diluted earnings per share reflect the potential dilution that could occur from the conversion of the subordinated debt at $6 per share.

In September 2004, the Emerging Issues Task Force reached a final consensus on Issue N. 04-8, “The Effect of Contingently Convertible Debt on Diluted Earnings per Share (EITF 04-8). Contingently convertible debt instruments are financial instruments that add a contingent feature to a convertible debt instrument. The conversion feature is triggered when one or more specified contingencies occur and at least one of these contingencies is based on market price. Prior to the issuance of EITF 04-8, SFAS 128 had been widely interpreted to allow the exclusion of common shares underlying contingently convertible debt instruments from the calculation of diluted earnings per share in instances where conversion depends on the achievement of a specified market price of the issuer’s shares. The consensus requires that these underlying common shares be included in the diluted earnings per share computations, if dilutive, regardless of whether the market price contingency or any other contingent factor has been met. The consensus, which is effective for reporting periods ending after December 15, 2004, requires the restatement of diluted earnings per share for all prior periods presented. Veri-Tek had a contingently convertible debt instrument, $7,175,402 subordinated debt which was converted to shares of common stock in February 2005 upon achievement of the initial public offering.

Including the contingently convertible debt in the diluted earnings per share calculation is anti-dilutive when there is a loss from continuing operations and is, therefore, excluded from the diluted per share calculation under paragraph 16 of SFAS 128. The effect of applying paragraph 16 of SFAS 128 was to exclude 26,283 shares and 199,863 shares from the diluted earnings per share calculation of the years ended December 31, 2005 and 2004, respectively.

Exhibit VII (10-Q)

Statement of Income

(Dollars in thousands, except for per share amounts) (unaudited)

	Three Months Ended		Nine Months Ended
	September 30 2006	September 30, 2005	September 30, 2006	September 30, 2005
Sales	$20,658	$3,522	$24,571	$5,723
Cost of Sales	18,355	2,796	22,299	5,135

Gross Profit (Loss)	2,303	726	2,272	588
Research and Development Costs	103	68	104	432
Selling, General and Administrative Expenses	1,950	793	3,138	2,220

Income (Loss) from Operations	250	(135)	(970)	(2,064)
Other Income (Expense)
Interest Income	6	55	36	118
Interest (Expense)	(1,033)	—	(1,033)	(54)

Total Other Income (Expense)	(1,027)	55	(997)	64

Income (Loss) Before Income Taxes	(777)	(80)	(1,967)	(2,000)
Income Tax (Benefit)	(211)	(17)	(617)	(651)

Net (Loss)	$(566)	(63)	(1,350)	(1,349)

Earnings Per Share
Basic and Diluted	$(0.11)	$(0.01)	$(0.27)	$(0.32)
Weighted Average Common Shares
Basic and Diluted	5,104,769	4,875,000	4,952,431	4,168,456

The accompanying financial statements are an integral part of these financial statements.

3.	Acquisition

The following unaudited pro forma information assumes the Acquisition occurred on January 1, 2005. The unaudited pro forma results have been prepared for informational purposes only and do not purport to represent what the results of operations would have been had the Acquisition occurred as of the date indicated, nor of future results of operations. The unaudited pro forma results for the three and nine months ended September 30. 2006 and 2005 are as follows (in thousand, except per share data)

	Three months Ended		Nine Months Ended
	September 30, 2006	September 30, 2005	September 30, 2006	September 30, 2005
Net Sales	$20,658	$18,594	$54,511	$53,609
Net Earnings	$(566)	$(231)	$(2,438)	$(522)
Earnings per share:
Basic and Diluted	$(0.11)	$(0.05)	$(0.49)	$(0.13)

The pro forma consolidated net income for the nine months ended September 30, 2006 includes merger related costs record on the book’s of Manitex of $568 net of income taxes.

The above is an excerpt from the footnote which relates to earnings per share calculation. The entire note is not duplicated above.

5.	Net Income (Loss) Per Share

Basic earnings per share were computed by dividing net loss by the weighted average number of common shares outstanding during the period.

In September 2004, the Emerging Issues Task Force reached a final consensus on Issue N. 04-8, “The Effect of Contingently Convertible Debt on Diluted Earnings per Share (EITF 04-8). Contingently convertible debt instruments are financial instruments that add a contingent feature to a convertible debt instrument. The conversion feature is triggered when one or more specified contingencies occur and at least one of these contingencies is based on market price. Prior to the issuance of EITF 04-8, SFAS 128 had been widely interpreted to allow the exclusion of common shares underlying contingently convertible debt instruments from the calculation of diluted earnings per share in instances where conversion depends on the achievement of a specified market price of the issuer’s shares. The consensus requires that these underlying common shares be included in the diluted earnings per share computations, if dilutive, regardless of whether the market price contingency or any other contingent factor has been met. The consensus, which is effective for reporting periods ending after December 15, 2004, requires the restatement of diluted earnings per share for all prior periods presented. The Company had a contingently convertible debt instrument; the $7.1 million subordinated debt which was converted to shares of common stock in February 2005 upon the achievement of the Company’s initial public offering.

Including the contingently convertible debt in the diluted earnings per share calculation is anti-dilutive when there is a loss from continuing operations and is, therefore, excluded from the diluted per share calculation under paragraph 16 of SFAS 128. The effect of applying paragraph 16 of SFAS 128 was to exclude 26,283 shares and 199,863 shares from the diluted earnings per share calculation of the years ended December 31, 2005 and 2004, respectively.

	Three months ended September 30, 2006	Three months ended September 30, 2005	Nine months ended September 30, 2006	Nine months ended September 30, 2005
Net income per share- basic:
Net income	$(566)	$(63)	$(1,350)	$(1,349)
Weighted average shares outstanding – basic and dilutive	5,104,769	4,875,000	4,952,431	4,168,456
Net income per share – basic and diluted	$(0.11)	$(0.01)	$(0.27)	$(0.32)

Exhibit VIII

ITEM 7.	MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Critical Accounting Policies and Estimates

Added as last note in the Critical Accounting Policies and Estimates section of the MD&A

Deferred Income Taxes. Under FASB 109, a deferred tax assets is to be reduced by a valuation allowance, when based on the weight of available evidence, it is more likely than not that some portion or all the of the deferred tax assets will not be realized. The opinion indicates that both positive and negative evidence needs to be considered.

Negative evidence would include a carry forward period so brief that it would limit realization of the tax benefits or a history of losses. In our case, the likely hood that the tax benefits can be realized is enhanced by having a long carry forward period. Approximately $2.5 million of $3.1 million of the deferred tax assets is related to net operating losses that were generated during the prior two years. Under current IRS regulations, net operating losses can be carried forward for a period of twenty years.

Although the company has had losses for the prior two years, it has historically been a profitable company. Pre-tax profits or loss for the past seven years are summarized in the below table:

	Pre-Tax Income For the Year Ended December 31,
1999	1,232,000
2000	1,844,000
2001	1,671,000
2002	49,000
2003	185,000
2004	(5,224,155	)(1)
2005	(3,336,285)

In October 2003, the Company was acquired by Quantum Value Management, LLC from the Company’s founder. At that point, the new management team brought a new focus and direction to the Company. A substantial investment was going to be made to grow the Company by entering new geographic and product markets. The new growth strategy was based on a significant extension of specialty drive shaft machines and developing and launching niche drive shaft manufacturing operations together with greatly expanding testing services. These products would be complimented by investment to enhance the technology associated with existing engine machine applications that would be beneficial in the area of emissions control. At the time it was realized that it would take several years to actually enter the drive shaft market and that considerable capital would be required. For example it was anticipated that a drive shaft manufacturing line would not be complete until sometime during 2006 and therefore that niche manufacturing would not be feasible until sometime after this depending upon the timing requirements of customer projects. The Company, however, believed that the investment was prudent as the total market for products and services the Company desired to provide were estimated by contracted independent research to exceed $500 million annually.

As mentioned earlier, the Company needed capital to execute its new growth strategy. To raise capital it need, the Company made an initial offering of its stock in February 2005, in which it raised approximately $15.0 million net of investment banking fees and associated expenses.

The $5.2 million loss for 2004 included several items that would not necessarily be an indication of future results. The results for 2004 include interest expense of approximately $1.3 million, which will be eliminated in future years as proceeds from the IPO were used to retire all the Company’s debt. Additionally, 2004 includes a $1.6 million non-recurring charge included in general and administrative expense. The charge is to reserve cost in excess of billing as there is doubt as to whether a customer will accept delivery of a specialty machine. Finally, 2004 includes research and development expenses of approximately $1.6 million associated primarily with the drive shaft and engine technology development.

In 2005, the Company had a pre-tax loss of approximately $3.3 million. In 2005, the Company incurred substantial costs which were incurred to grow its business. These costs, while not generating current revenue, were incurred as the Company believes that they will result in substantial future revenues. 2005 includes a charge of $0.5 million for research and development and approximately $0.8 million of additional selling, general and administrative expenses. The increase in SG&A is primarily attributed to increased staff to execute our strategy of commercializing our engine, testing services and precision drive shaft manufacturing and expansion into new geographic territories such as Korea and Brazil. Additional production personnel were also added which was combined with start up costs associated with initial machine implementations in Korea, which contributed to the decrease in gross margins.

The Company believes that there is more positive than negative evidence that support the position that it is more likely than not that the deferred tax assets will be realized and, therefore, no valuation reserves have been established. The Company reached its conclusion because

(1)	The first net operating loss carry forwards do not expire until 2023,

(2)	The 2004 loss includes non-recurring charges totaling $2.9 million, i.e., $1.3 million of interest and $1.6 reserve cost in excess of billings. It also includes research and development expenses of $1.6 million.

(3)	The 2005 loss includes substantial costs incurred to develop future revenues.

(4)	There is an estimated total market in excess of $500 million for the drive shaft products and services the Company desired to provide in the future. The Company fully expects to return to profitability in the near future when its new products and services are generating substantial additional revenues.

(5)	The Company has $2.0 million of cash and $8.0 million unused credit facility. As indicated in our S-1 Registration Statement the Company may acquire additional business, services, products or technologies. Profits from future profitable operations can be offset with the Company’s existing net operating losses.

In conclusion, management believes that the Company will return to profitability in the near future and will be in the position to fully utilize all unused net operating losses. The return to profitability in the near term will be the result of increased revenues and the anticipated acquisition of profitable businesses. The increase in revenues will occur as driveshaft manufacturing comes on line and testing services generate additional revenues.

Note H. Income Taxes – (Continued)

Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

Realization of the Company’s deferred tax assets is dependent on generating sufficient taxable income. Although realization is not assured, management believes it is more likely than not that all of the deferred tax assets will be realized.

Under FASB 109, a deferred tax assets is to be reduced by a valuation allowance, when based on the weight of available evidence, it is more likely than not that some portion or all the of the deferred tax assets will not be realized. The opinion indicates that both positive and negative evidence needs to be considered. The Company believes that there is more positive than negative evidence that support the position it is more likely than not that the deferred tax assets will be realized and, therefore, no valuation reserves have been established.

Exhibit IX

Accrued Warranties

Effective January, 1, 2006, warranty costs are accrued at the time revenue is recognized. Prior to January 1, 2006 warranty services were expensed in the period in which the services were provided. In 2006, additional charges of approximately $52 were recorded to provide for unasserted warranty claims that existed at December 31, 2005.

The Company records accruals for potential warranty claims based on its claim experience. The Company’s products are typically sold with a warranty covering defects that arise during a fixed period of time. The specific warranty offered is a function of customer expectations and competitive forces.

Effective January 1, 2006, a liability for estimated warranty claims is accrued at the time of sale. The liability is established using historical warranty claim experience. Historical warranty experience is, however, reviewed by management. The current provision may be adjusted to take into account unusual or non-recurring events in the past or anticipated changes in future warranty claims. Adjustments to the initial warranty accrual are recorded if actual claim experience indicates that adjustments are necessary. Warranty reserves are reviewed to ensure critical assumptions are updated for known events that may impact the potential warranty liability.

The following table summarizes the changes in product warranty liability:

2006
Balance December 31, 2005	$—
Business Acquired	547
Accrual for warranties issued during the year	439
Warranty Services provided	(416)
Changes in estimates	52

Balance September 30, 2006	$622

Exhibit X

Veri-Tek International Corp. and Subsidiaries

Unaudited Proforma Condensed Consolidating Balance Sheet

	Veri-Tek June 30, 2006	QVM, LLC June 30, 2006	Proforma Adjustments		Proforma June 30, 2006
ASSETS
Cash	565,604	900			566,504
Trade Receivables-Net	2,720,713	10,215,625			12,936,338
Receivables from Related Parties		5,157,074			5,157,074
Other Receivables	8				8
Cost and Estimated Earnings in Excess of Billings (Net of reserve of $1,734,000)	1,584,322				1,584,322
Inventory (Net)	1,049,514	10,362,274			11,411,788
Prepaid Expenses & Other	200,262	526,564			726,826

Total Current Assets	6,120,423	26,262,437	—		32,382,860
Trademarks					—
Tradename		1,008,518			1,008,518
Deferred Tax Asset	3,518,400	773,959			4,292,359
Patents & Drawings	4,850,578	2,358,531			7,209,109
Less: Accumulated Amortization	(786,695)	(265,809)			(1,052,504)
Goodwill	—	711,707	22,595,756	A	23,307,463
Bank credit facility costs	45,955	200,000			245,955
Less: Accumulated Amortization	(34,466)	(177,778)			(212,244)
Other Assets	166,601				166,601

Total Intangibles	7,760,373	4,609,128	22,595,756		34,965,257
Fixed Assets	2,582,571	6,273,190	17,350	E	8,873,111
Less: Accum Depr	(306,655)	(377,540)			(684,195)

Total Fixed Assets	2,275,916	5,895,650	17,350		8,188,916

Total Assets	16,156,712	36,767,215	22,613,106		75,537,033

LIABILITIES
Line of Credit	—	16,156,255			16,156,255
Note Payable - Short-term		20,000,000			20,000,000
Current Portion of Long-term Debt					—
Trade Payables	303,183	8,734,027			9,037,210
Payable to Related Party					—
Accrued Expenses	280,066	6,535,111	186,504	D	7,001,681
Progress & Customer Deposit	159,289	38,275			197,564

Total Current Liabilities	742,538	51,463,668	186,504		52,392,710
Deferred Tax Liabilities	26,900	566,715	5,899	F	599,514
Long Term Debt		5,157,840	1,072,244	C	6,230,084

Total Long Term Liabilities	26,900	5,724,555	1,078,143		6,829,598

Total Liabilities	769,438	57,188,223	1,264,647		59,222,308
EQUITY
Common Stock/Members’ Equity	15,387,274	(20,421,008)	20,432,459	A
			916,000	B	16,314,725

Total Equity	15,387,274	(20,421,008)	21,348,459		16,314,725

Total Liabilities & Equity	16,156,712	36,767,215	22,613,106		75,537,033

1

Veri-Tek International Corp. and Subsidiaries

Unaudited Proforma Consolidated Statement of Income

	Veri-Tek Six Months Ended June 30, 2006	QVM, LLC Six Months Ended June 30, 2006	Proforma Adjustments		Proforma Six Months Ended June 30, 2006
Net Sales	3,912,184	29,941,381			33,853,565
Cost of Sales	3,944,031	26,388,025			30,332,056

Gross Margin	(31,847)	3,553,356			3,521,509
Engineering/ R&D	848	182,088			182,936
Selling, General and Administrative Expenses	1,187,208	2,590,802	1,239	F	3,779,249

Operating Income	(1,219,903)	780,466	(1,239)		(440,676)
Other Income
Interest Income	30,842				30,842
Interest Expense		(1,672,292)	40,142	G	(1,632,150)
Miscellaneous Expense	—	—			—

Total Other Income (Expense)	30,842	(1,672,292)	40,142		(1,601,308)
Loss from Continuing Operations	(1,189,061)	(891,826)	(41,381)		(2,122,268)

Loss per Share
Basic	(0.24)				(0.42)
Diluted	(0.24)				(0.42)
Weighted Average Common Shares
Basic	4,875,000		234,875	B	5,109,875
Diluted	4,875,000		234,875	B	5,109,875

2

Veri-Tek International Corp. and Subsidiaries

Unaudited Proforma Consolidated Statement of Income

	Veri-Tek Year Ended December 31, 2005	QVM, LLC Year Ended December 31, 2005	Proforma Adjustments		Proforma Year Ended December 31, 2005
Net Sales	7,641,367	62,092,591			69,733,958
Cost of Sales	7,405,416	53,269,904			60,675,320

Gross Margin	235,951	8,822,687			9,058,638
Engineering/ R&D	456,447	—			456,447
Selling, General and Administrative Expenses	3,212,401	5,152,812	1,239	F	8,366,452

Operating Income (Expense)	(3,432,897)	3,669,875	(1,239)		235,739
Other Income (Expense)
Interest Income	155,211	—			155,211
Interest Expense	(53,766)	(2,488,483)	65,370	G	(2,476,879)
Miscellaneous Expense	(4,833)	(177,025)			(181,858)

Total Other Income (Expense)	96,612	(2,665,508)	65,370		(2,503,526)
Income (Loss) from Continuing Operations	(3,336,285)	1,004,367	64,130		(2,267,788)

Earnings per Share
Basic	(0.77)				(0.50)
Diluted	(0.77)				(0.50)
Weighted Average Common Shares
Basic	4,339,649		234,875	B	4,574,524
Diluted	4,339,649		234,875	B	4,574,524

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Veri-Tek International Corp. and Subsidiaries

Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements

Balance Sheet

A.	Pro forma adjustment to give effect to the purchase of QVM for $2,174,748, including estimated legal, accounting, and other closing expenses, as if the acquisition occurred on the date of the balance sheet, or in the case of a proforma income statement, the first day of the period.

A.1. Consideration Exchanged
Manitex Line of Credit loan assumed by Veri-Tek	incl.
QVM Long Term Note assumed by Veri-Tek	incl.
Promissory Note executed by Veri-Tek	1,072,244
Veri-Tek stock (234,875 shares @$3.90)	916,000
Direct Expenses associated with the purchase	186,504

Fair Market Value of Consideration Exchanged	2,174,748
A.2. Differential calculation (cost over book value of net assets obtained)
Fair Market Value of Consideration Exchanged	2,174,748
Book value of QVM LLC Stockholders Equity	(20,421,008)

Differential	22,595,756
A.3. Goodwill calculation
Differential	22,595,756
Minus: Asset acquisition FMV adjustment (Mark to Market)	17,350
Deferred Tax Liability (FMV adjustment *34%)	(5,899)

Goodwill recognized	22,607,207

In accordance with Financial Accounting Standards Board, or FASB, Statement of Financial Accounting Standards (“SFAS”) No.141, “Business Combinations”, and SFAS No. 142, “Goodwill and Other Intangible Assets”, goodwill and intangible assets with indefinite lives are not amortized for acquisitions initiated after June 30, 2001; therefore, no goodwill amortization is presented in the pro forma statements

B.	Proforma adjustment to give effect for the Veri-Tek shares issued in the acquisition transaction.

C.	Proforma adjustment to give effect for the Veri-Tek note issued to sellers in the acquisition transaction

D.	Proforma adjustment to give effect for the professional fees of investment bankers, attorneys, and accountants with regard to the acquisition transaction:

Investment Banking Fees	175,594
Accounting Fees	10,910

Total Direct Expenses recognized in the purchase	186,504

E.	Proforma adjustment to give effect to the writeup to fair market value of fixed assets. The FMV of the Manitex assets acquired by Veri-Tek was based on an independent appraisal by Dovebid Services Inc. on 9/11/06.

Income Statement

F.	Proforma adjustment to give effect to the depreciation of fixed assets recorded as a result of the acquisition. Straight line depreciation over 7 years was the depreciation method assumed, with a half-year convention in the year of introduction.

G.	Proforma adjustment to give effect to the additional interest expense related to the $1,072,244 promissory note issued to the former members of QVM

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